Exhibit 21.1

Subsidiaries of Hatteras Financial Corp., a Maryland corporation

Diamond Shoals Funding LLC, a North Carolina limited liability company

Diamond Shoals Insurance LLC, a South Carolina limited liability company

First Winston Securities, Inc., a North Carolina limited liability company

Onslow Bay California, Inc., a Delaware corporation

Onslow Bay Financial LLC, a North Carolina limited liability company